
03025538

FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 333-93879

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson
Retirement Savings Plan for Salaried Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

See page 16 for the exhibit index.

The original of this report on file with the SEC consists of 17 pages.


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL
SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
155
SECTION

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Harley-Davidson Retirement Savings Plan for Salaried Employees (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

23 Consent of Independent Auditors

99 Written Statement of Administrative Committee Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Harley-Davidson
Retirement Savings Plan
for ~~Salaried~~ Employees

Date: June 25, 2003

By: 

James M. Brostowitz
Administrative Committee Member

MIL: 0304-0414860

Harley-Davidson Retirement Savings Plan for Salaried Employees

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001, and
year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Auditors

The Plan Administration Committee
Harley-Davidson Retirement Savings
Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Retirement Savings Plan (the Plan) for Salaried Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



May 9, 2003

MIL: 0304-0414860

Harley-Davidson Retirement Savings Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments:		
Interest in Harley-Davidson Retirement Savings Plan Master Trust *(Note 3)*	$210,876,397	$230,077,282
Notes receivable from participants	3,531,338	3,218,055
	214,407,735	233,295,337
Employer contributions receivable	4,617,111	4,121,533
	219,024,846	237,416,870
Liability		
Excess contributions	376,754	–
Net assets available for benefits	$218,648,092	$237,416,870

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:	
Investment income (loss):	
Interest income	$ 262,833
Net loss on interest in Harley-Davidson Retirement Savings Plan Master Trust *(Note 3)*	(29,108,480)
	(28,845,647)
Contributions:	
Participant contributions	16,452,989
Employer contributions	4,617,111
	21,070,100
	(7,775,547)
Deductions:	
Benefit payments and withdrawals	11,108,031
Administrative expenses	10,539
Other	1,781
	11,120,351
	(18,895,898)
Transfers from other Harley-Davidson plans	127,120
Net decrease	(18,768,778)
Net assets available for benefits at beginning of year	237,416,870
Net assets available for benefits at end of year	$218,648,092

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for Salaried Employees (the Plan) is provided for general information purposes only. Participants should refer to the *Summary Plan Description* for more complete information.

General

The Plan is a defined-contribution plan that covers salaried employees of Harley-Davidson, Inc., Harley-Davidson Motor Company Group, Inc. (the Sponsor), Harley-Davidson Motor Company, Inc., Harley-Davidson Motor Company Operations, Inc., H-D Michigan, Inc., Harley-Davidson Transportation Company, and Harley-Davidson Dealer Systems, Inc. (together, the Company) meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer a portion of their compensation, as defined, subject to statutory limitations, on a pretax basis through contributions to the Plan. The Plan allows for discretionary Company matching contributions, which begin at 25% of participant contributions not to exceed 6% of compensation if certain financial criteria are met. The matching contribution can increase up to 50% determined by an established variable schedule.

Participants' Accounts

A separate account is maintained for each participant. The account balances are adjusted daily for participants' contributions, Sponsor contributions, net investment income, loan fees, and distributions of participants' benefits or withdrawals.

Participants have the option of investing their contributions in one or a combination of 14 different investment funds.

1. Description of the Plan (continued)

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's investment alternatives daily.

Vesting

Participants are 100% vested in their contributions and earnings thereon. Participants who terminate due to death, disability, or retirement are 100% vested in all accounts. Effective January 1, 2002, participants who terminate for any other reason will vest 100% in Company contributions only after completing three years.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

1. Upon retirement, death, disability, or termination of employment, the balance in a participant's separate account(s) is paid to the participant or beneficiary in a lump sum, periodic payments or other form of payment as allowed under the Plan.

2. Participants may withdraw at any time all or any portion of the vested balance of their separate account(s) that does not pertain to contributions made under provisions of Section 401(k) of the Internal Revenue Code (IRC).

3. Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their separate account(s) pertaining to contributions made under provisions of Section 401(k) of the IRC, except for financial hardships, as defined in the IRC, or after the participant attains age 59½.

Investment Provisions

The Plan's investments consist of its interest in the commingled investments of the Harley-Davidson Retirement Savings Plan Master Trust (Master Trust) and notes receivable from participants. The Master Trust is a common trust arrangement under which investments of the Plan and four other Harley-Davidson defined-contribution plans are commingled (see Note 3). The Plan's investment in the Master Trust is based on its equity share of the Master Trust's investments.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested separate account balances, not to exceed $50,000. Loans bear interest commensurate with the rate which would be charged by commercial lenders for similar loans. The term of the loan cannot exceed 5 years (10 years in the case of a home purchase).

Administrative Expenses

Administrative expenses are generally paid by the Sponsor. Loan application and service fees are paid by participants.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Master Trust investments in mutual funds and common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange (including the Harley-Davidson, Inc. common stock) are valued at the closing market price on the last business day of the Plan year. The money market fund is stated at cost, which approximates fair value.

Notes receivable from participants are stated at their unpaid principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

As indicated in Note 1, the assets of the Master Trust include commingled investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Plan for York Hourly Bargaining Unit Employees, and the Buell Motorcycle Company Retirement Savings Plan (collectively, the Plans). The assets have been allocated among the Plans based on the respective participants' interest, adjusted for other allocable assets and liabilities.

A summary of the Master Trust's commingled investments at December 31 is as follows:

	2002	2001
Investments at fair value:		
Mutual funds	$105,254,806	$110,496,905
Common trust fund	50,720,309	53,446,853
Common stock – Harley-Davidson, Inc.	177,408,647	196,737,323
Money market fund	3,100,429	2,687,665
Other payable	(1,035,595)	(941,607)
Commingled assets of the Master Trust	335,448,596	362,427,139
Less amount allocated to other Plans	124,572,199	132,349,857
Plan's interest in Master Trust	$210,876,397	$230,077,282

At December 31, 2002 and 2001, the Plan's interest in the assets of the Master Trust was approximately 63%.

Losses have been allocated among the Plans based on the respective participants' interest, adjusted for other allocable income and losses. Losses generated by the commingled investments of the Master Trust and the Plan's allocated share therein for the year ended December 31, 2002, are as follows:

Interest and dividend income	$ 5,228,881
Net realized and unrealized depreciation in fair value of mutual fund and common trust fund investments	(19,489,872)
Net realized and unrealized depreciation in fair value of common stock – Harley-Davidson, Inc.	(27,746,389)
Commingled investment losses generated by the Master Trust	(42,007,380)
Less amount allocated to other Plans	(12,898,900)
Master Trust commingled investment losses allocated to the Plan	$(29,108,480)

4. Nonparticipant-Directed Investments

Sponsor contributions are invested in the Harley-Davidson, Inc. common stock fund and cannot be transferred or directed to any other investment option in the Plan unless the participant is age 55 or older. Effective on November 1, 2002, Company contributions cannot be transferred or directed to any other investment option in the Plan until the participant completes three years of vesting service. Participants may direct their contributions to be invested in the Harley-Davidson, Inc. common stock fund.

Information about the assets and the significant components of the changes in assets relating to the Harley-Davidson, Inc. common stock fund, which includes the participant and nonparticipant-directed investments, is as follows:

	December 31	
	2002	**2001**
Investments, at fair value:		
Harley-Davidson, Inc. common stock	$119,131,834	$138,951,930
Money market fund	1,805,028	1,823,658
Employer contributions receivable	4,617,111	4,121,533
Other payables, net	(601,676)	(664,568)
	$124,952,297	$144,232,553

	Year ended December 31 2002
Changes in investments:	
Contributions	$ 10,126,683
Interest and dividends	468,166
Net depreciation in fair value of common stock	(20,186,229)
Transfers to other investment funds, net	(4,040,062)
Administrative expenses	(7,195)
Benefit payments	(5,641,619)
	$(19,280,256)

5. Transactions With Parties in Interest

The Master Trust holds investments in Harley-Davidson, Inc. common stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

Harley-Davidson Retirement Savings Plan for Salaried Employees

Employer Identification Number 39-1805420
Plan Number 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Plan participants	Participant loans with interest rates ranging from 6% to 9.5%, with various maturities. Collateralized by applicable participants' account balance.	$3,531,338

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Auditors
99	Written Statement of Administrative Committee Member

Exhibit 23

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-35311 and No. 333-93879) pertaining to the Harley-Davidson Retirement Savings Plan for Salaried Employees of our report dated May 9, 2003, with respect to the financial statements and schedule of the Harley-Davidson Retirement Savings Plan for Salaried Employees in this Annual Report (Form 11-K) for the year ended December 31, 2002.



Milwaukee, Wisconsin
June 20, 2003

Exhibit 99

Written Statement of Administrative Committee Member

Pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

Solely for the purpose of complying with 18 U.S.C. §1350, I, the undersigned Administrative Committee Member of the Harley-Davidson Retirement Savings Plan for Salaried Employees (the Plan), hereby certify, based on my knowledge, that the Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the Report), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 25, 2003



James M. Brostowitz
Administrative Committee Member